EXHIBIT 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

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NeuroDerm Initiates Patient Enrollment in a Phase III Trial of ND0612L for the Treatment of Parkinson’s Disease

- Number of patients targeted for enrollment reduced based on observed and anticipated treatment effect -

REHOVOT, Israel, August 25, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced that it has initiated enrollment of Parkinson's disease (PD) patients in a Phase III efficacy trial (trial 007, named the "iNDiGO" trial) of ND0612L, the company’s low-dose continuous, subcutaneously delivered levodopa/carbidopa (LD/CD) liquid formulation.

iNDiGO is a 16-week, international, multicenter, randomized, double-blind, placebo controlled, parallel group study designed to compare the efficacy, safety and tolerability of continuous subcutaneous infusion of adjunct ND0612L therapy with oral standard-of-care and placebo in patients who suffer from motor fluctuations despite optimized standard-of-care therapy. Patients will be randomized to receive either continuous subcutaneous infusion of ND0612L or a placebo replaced every 24 hours during the 16-week treatment period. The primary endpoint is the change from baseline to week 16 in the mean percentage of “OFF” time, defined as periods of motor fluctuations that result in decreased mobility during waking hours, based on patients’ home diary assessments.

While the original trial design anticipated enrolling 200-240 patients, the company reduced this number to 150 patients following sample size calculations using the expected treatment effect and variability as well as those observed in a previous trial (trial 003). In this previous phase II randomized, double-blind, placebo controlled trial, adjunct ND0612L therapy was shown to maintain high trough LD plasma levels and to reduce “OFF” time by two hours compared to the control arm - oral standard-of-care with placebo. The iNDiGO trial is anticipated to conclude in 2017.

“The initiation of the iNDiGO trial marks another important milestone in the development of ND0612L as part of our Parkinson’s disease treatment pipeline,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “The current reduction in the number of patients to be enrolled in our iNDiGO trial, following streamlining this past November of our clinical development program from two phase III trials to one trial, should further simplify and facilitate our clinical development program for ND0612L. We believe that ND0612L holds tremendous potential in providing PD patients with a simple, continuous levodopa delivery treatment option that does not require surgery. ND0612L is further being developed for future delivery through a small patch pump that should offer a new level of therapy convenience. We are committed to making this promising candidate available to patients as quickly as possible and are pleased to have this trial underway.”

About ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in severe and moderate Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that avoided low LD trough levels, reduced fluctuations in LD levels and were associated with major changes in several clinical parameters including "off time" reductions when added to optimal oral standard of care. ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

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About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

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NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867